Exhibit 12.1

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006

Pretax income from continuing operations before income from equity investees	63,632	71,249	54,659	89,966	68,350	47,629

Add:
Fixed charges (excluding capitalized interest)	60,067	72,427	69,341	72,270	57,810	51,057
Distributed income from equity investees	431	578	607	438	—	1,042

Pretax earnings from operations, as adjusted	$124,130	$144,254	$124,607	$162,674	$126,160	$99,728

Fixed Charges:
Interest on indebtedness	51,296	61,639	60,094	63,746	53,359	48,947
Capitalized interest	846	617	1,243	2,014	3,718	2,278
Amortization of discount relating to indebtedness	5,032	6,360	6,006	5,670	2,724	860
Amortization of interest rate hedges	(47)	(165)	(159)	(162)	(309)	(345)
Amortization of deferred charges	3,786	4,593	3,400	3,016	2,036	1,595

Fixed charges	$60,913	$73,044	$70,584	$74,284	$61,528	$53,335

Ratio of net earnings to fixed charges	2.04	1.97	1.77	2.19	2.05	1.87

Fixed charges	60,913	73,044	70,584	74,284	61,528	53,335
Preferred stock dividends	$5,089	$6,785	$6,785	$6,785	$6,785	$5,718

Combined fixed charges and preferred stock dividends	$66,002	$79,829	$77,369	$81,069	$68,313	$59,053

Ratio of earnings to combined fixed charges and preferred stock dividends	1.88	1.81	1.61	2.01	1.85	1.69